SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                        (Amendment No. )*

                Alternative Resources Corporation
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of Class of Securities)

                             02145R
                         (CUSIP Number)

                    Wynnchurch Capital, Ltd.
                   150 Field Drive, Suite 165
                   Lake Forest, Illinois 60045
                         (847) 604-6100
                   Attention: John A. Hatherly

                         with a copy to:
                     Mark T. Kindelin, Esq.
                     Barry L. Fischer, Esq.
                        Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                         (312) 715-4053
                     -----------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 31, 2002
                        ----------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02145R                                Page 2 of 164
----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Wynnchurch Capital Partners, L.P.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) /x/
     (b) / /
----------------------------------------------------------------
3.   SEC USE ONLY
----------------------------------------------------------------
4.   SOURCE OF FUNDS:  WC
----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
----------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER:
SHARES                   7,380,312<F2>
----------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER:
OWNED BY                 -0-
----------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER:
REPORTING                7,380,312<F2>
----------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER:
WITH                     -0-
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     15,000,000<F1>
----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     46.3%<F3>
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------

<F1>
Based on (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 1,968,083 shares of Common Stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 2,031,917 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.
<F2>
Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F3>
Based on 32,409,904 shares of common stock outstanding, computed by adding the 17,409,904 shares of common stock outstanding as of November 5, 2001, as disclosed on Issuer's 10Q filed with the SEC on November 14, 2001, and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

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CUSIP No. 02145R                                Page 3 of 164
----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Wynnchurch Partners, L.P.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) / /
     (b) /x/
----------------------------------------------------------------
3.   SEC USE ONLY
----------------------------------------------------------------
4.   SOURCE OF FUNDS:  Not applicable
----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
----------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER:
SHARES                   7,380,312<F1>
----------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER:
OWNED BY                 -0-
----------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER:
REPORTING                7,380,312<F1>
----------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER:
WITH                     -0-
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     15,000,000<F1>
----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     46.3%<F2>
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
<F2>
Based on 32,409,904 shares of common stock outstanding, computed by adding the 17,409,904 shares of common stock outstanding as of November 5, 2001, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

----------------------------------------------------------------
CUSIP No. 02145R                                Page 4 of 164
----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Wynnchurch Management, Inc.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) / /
     (b) /x/
----------------------------------------------------------------
3.   SEC USE ONLY
----------------------------------------------------------------
4.   SOURCE OF FUNDS:  Not applicable
----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
----------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER:
SHARES                   7,380,312<F1>
----------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER:
OWNED BY                 -0-
----------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER:
REPORTING                7,380,312<F1>
----------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER:
WITH                     -0-
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     15,000,000<F1>
----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     46.3%<F2>
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch
Partners, L.P.
<F2>
Based on 32,409,904 shares of common stock outstanding, computed by adding the 17,409,904 shares of common stock outstanding as of November 5, 2001, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

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CUSIP No. 02145R                                Page 5 of 164
----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Wynnchurch Capital Partners Canada, L.P.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) /x/
     (b) / /
----------------------------------------------------------------
3.   SEC USE ONLY
----------------------------------------------------------------
4.   SOURCE OF FUNDS:  WC
----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Alberta, Canada
----------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER:
SHARES                   7,619,688<F2>
----------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER:
OWNED BY                 -0-
----------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER:
REPORTING                7,619,688<F2>
----------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER:
WITH                     -0-
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     15,000,000<F1><F2>
----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     46.3%<F3>
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------

<F1>
Based on (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 1,968,083 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 2,031,917 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.
<F2>
Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F3>
Based on 32,409,904 shares of common stock outstanding, computed by adding the 17,409,904 shares of common stock outstanding as of November 5, 2001, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

----------------------------------------------------------------
CUSIP No. 02145R                                Page 6 of 164
----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Wynnchurch Partners Canada, L.P.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) / /
     (b) /x/
----------------------------------------------------------------
3.   SEC USE ONLY
----------------------------------------------------------------
4.   SOURCE OF FUNDS:  Not applicable
----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Alberta, Canada
----------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER:
SHARES                   7,619,688<F1>
----------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER:
OWNED BY                 -0-
----------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER:
REPORTING                7,619,688<F1>
----------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER:
WITH                     -0-
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     15,000,000<F1>
----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     46.3%<F2>
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F2>
Based on 32,409,904 shares of common stock outstanding, computed by adding the 17,409,904 shares of common stock outstanding as of November 5, 2001, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

----------------------------------------------------------------
CUSIP No. 02145R                                Page 7 of 164
----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Wynnchurch GP Canada, Inc.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) / /
     (b) /x/
----------------------------------------------------------------
3.   SEC USE ONLY
----------------------------------------------------------------
4.   SOURCE OF FUNDS:  Not applicable
----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
----------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER:
SHARES                   7,619,688<F1>
----------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER:
OWNED BY                 -0-
----------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER:
REPORTING                7,619,688<F1>
----------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER:
WITH                     -0-
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     15,000,000<F1>
----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     46.3%<F2>
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Partners Canada, L.P.
<F2>
Based on 32,409,904 shares of common stock outstanding, computed by adding the 17,409,904 shares of common stock outstanding as of November 5, 2001, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

Item 1.   Security and Issuer.
          -------------------

     This Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares") of Alternative Resources
Corporation, a Delaware corporation ("Issuer").

     The principal executive offices of Issuer are located at 600
Hart Road, Suite 300, Barrington, Illinois 60010.

Item 2.   Identity and Background.
          -----------------------

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this on behalf of Wynnchurch Capital Partners, L.P., a Delaware limited partnership ("Wynnchurch US"), Wynnchurch Capital, L.P., a Delaware limited partnership ("US GP"), Wynnchurch Management, Inc., a Delaware corporation ("US Management"), Wynnchurch Capital Partners Canada, L.P., an Alberta, Canada limited partnership ("Wynnchurch Canada"), Wynnchurch Partners Canada, L.P., an Alberta, Canada limited partnership ("Canada GP"), and Wynnchurch GP Canada, Inc., a Delaware corporation ("Canada Management"). Wynnchurch US, US GP, US Management, Wynnchurch Canada, Canada GP, and Canada Management are sometimes hereinafter referred to collectively as the "Reporting Persons."

     The Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "person" or "group" for any purpose. Pursuant to Rule 13d-1(k)(2) under the Act, the Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

     (a) - (c)

     Wynnchurch US
     -------------

     Wynnchurch US is a Delaware limited partnership, the principal business of which is a private investment partnership. The principal business and office address of Wynnchurch US is 150 Field Drive, Suite 165, Lake Forest, Illinois 60045. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to US GP, the general partner of Wynnchurch US, is set forth below.

     US GP
     -----

     US GP is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Wynnchurch US. The principal business and office address of US GP is 150 Field Drive, Suite 165, Lake Forest, Illinois 60045. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to US Management, the general partner of US GP, is set forth below.

     US Management
     -------------

     US Management is a Delaware corporation, the principal business of which is to serve as the sole general partner of US GP. The principal business and office address of US Management is 150 Field Drive, Suite 165, Lake Forest, Illinois 60045. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the two directors (who are also officers) of US Management, is set forth below.

     Wynnchurch Canada
     -----------------

     Wynnchurch Canada is an Alberta, Canada limited partnership, the principal business of which is a private investment partnership. The principal business and office address of Wynnchurch Canada is Suite 1500, 855 - 2nd Street West, Calgary, Alberta T2P4J7. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Canada GP, the general partner of Wynnchurch Canada, is set forth below.

     Canada GP
     ---------

     Canada GP is an Alberta, Canada limited partnership, the principal business of which is to serve as the sole general partner of Wynnchurch Canada. The principal business and office address of Canada GP is Suite 1500, 855 - 2nd Street West, Calgary, Alberta T2P4J7. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Canada Management, the general partner of Canada GP, is set forth below.

     Canada Management
     -----------------

     Canada Management is a Delaware corporation, the principal business of which is to serve as the sole general partner of Canada GP. The principal business and office address of Canada Management is 150 Field Drive, Suite 165, Lake Forest, Illinois 60045. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the two directors (who are also officers) of Canada Management is set forth below.

     Mr. Hatherly
     ------------

     The following disclosure is being made pursuant to Instruction C to Schedule 13D of the Act. John A. Hatherly ("Mr. Hatherly") is a director, the President and Treasurer of both US Management and Canada Management. His principal business and office address is c/o Wynnchurch Capital, 150 Field Drive, Suite 165, Lake Forest, Illinois 60045.

     Mr. Renaud
     ----------

     The following disclosure is being made pursuant to Instruction C to Schedule 13D of the Act. Richard Renaud ("Mr. Renaud") is a director and Chairman of the Board of both US Management and Canada Management. His principal business and office address is c/o TNG Corporation, One Place Ville-Marie, Suite 2221, Montreal, Quebec H3B3N2.

     (d) None of the Reporting Persons have during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Messrs. Hatherly and Renaud are citizens of Canada.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The source and amount of funds or other consideration used by the Reporting Persons to purchase the Notes (as defined below), the Warrants (as defined below) and the Contingent Warrants (as defined below) consisted of $10,000,000 of working capital invested by the partners of Wynnchurch US and Wynnchurch Canada. The "Notes" means (1) the Senior Subordinated Secured Convertible Promissory Note dated January 31, 2002 in the principal amount of $4,920,208 to the order of Wynnchurch US and
(2) the Senior Subordinated Secured Convertible Promissory Note dated January 31, 2002 in the principal amount of $5,079,792 to the order of Wynnchurch Canada. The "Warrants" means (1) the Warrant to purchase 4,920,208 Shares issued to Wynnchurch US and
(2) the Warrant to purchase 5,079,792 Shares issued to Wynnchurch Canada. The "Contingent Warrants" means (1) the Contingent Warrant to purchase 492,021 Shares issued to Wynnchurch US and
(2) the Contingent Warrant to purchase 507,979 Shares issued to Wynnchurch Canada. The Notes, Warrants and Contingent Warrants are attached as exhibits hereto and are incorporated herein by reference.

Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons acquired the Warrants, the Contingent
Warrants and the Notes pursuant to a Securities Purchase
Agreement dated January 31, 2002, between the Issuer and
Wynnchurch US and Wynnchurch Canada (the "Purchase Agreement") attached as an exhibit hereto and incorporated herein by reference.

     In connection with the Purchase Agreement, Wynnchurch US and Wynnchurch Canada purchased the Notes, which are convertible at any time into newly issued Shares at a conversion price of $2.50 per Share (subject to adjustment upon the occurrence of certain events which may have a dilutive effect on the Shares or the conversion price), provided that the amount converted is the lesser of (i) at least One Million Dollars ($1,000,000) of the remaining outstanding principal amount of such Note or (ii) the remaining outstanding principal amount of the Note. The Notes bear interest at a rate of 15%, payable quarterly, with the total principal amount due January 31, 2009.

     In connection with the Purchase Agreement, Wynnchurch US and Wynnchurch Canada purchased the Warrants, which entitle Wynnchurch US and Wynnchurch Canada to purchase an aggregate total of 10,000,000 newly issued Shares at an exercise price of $0.55 per Share. The Warrants may be exercised at any time until January 31, 2012, provided, however, that if the warrant holder elects not to exercise pursuant to the Warrants on the consummation of a Major Transaction by Issuer (as defined below) in which the Issuer's stockholders do not receive or continue to hold publicly traded securities, the Warrants will expire.

     Also, in connection with the Purchase Agreement, Wynnchurch US and Wynnchurch Canada purchased the Contingent Warrants, which entitle Wynnchurch US and Wynnchurch Canada to purchase from Issuer, an aggregate total of 1,000,000 Shares, at an exercise price of $0.73 per share, pursuant to the terms of the Contingent Warrants. The Contingent Warrants are not exercisable until a "Trigger Date," which is the earlier of April 30, 2003 or the consummation of a "Major Transaction" by the Issuer, which is defined as: (w) a consolidation or merger by the Issuer with any other corporation or entity (other than a merger in which the Issuer is the surviving or continuing entity and its capital stock is unchanged and unissued in such transaction which does not result in a Change of Control (as defined in the Purchase Agreement) or (x) any share exchange pursuant to which all of the outstanding Shares are converted into other securities or property or (y) any reclassification or change of the outstanding Shares or (z)the sale by Issuer of all or substantially all of its assets. If prior to such Trigger Date the Issuer makes certain deliveries to Wynnchurch US and Wynnchurch Canada of audited 2002 financial statements and other documents as described in the Contingent Warrants, then such Contingent Warrants will automatically expire.

     In addition, in connection with the Purchase Agreement, Wynnchurch US, Wynnchurch Canada and the Issuer entered into a Registration Rights Agreement dated as of January 31, 2002 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, which is attached hereto as an exhibit and incorporated herein by reference, Wynnchurch US and Wynnchurch Canada have certain rights to require the Issuer to register the Shares held by Wynnchurch US and Wynnchurch Canada.

     In connection with the Purchase Agreement, Mr. Hatherly and Frank G. Hayes were appointed to the Board of Directors of the Issuer (the "Board") on February 4, 2002 to fill two vacancies on the Board, and Mr. Hatherly was appointed to the Compensation Committee of the Board. In addition, pursuant to the Purchase Agreement, for so long as either (x) $2,500,000 in aggregate principal amount of Notes are held by Wynnchurch Canada and Wynnchurch US or (y) Warrants or Warrant Shares representing at least twenty percent (20%) of the outstanding Shares (assuming exercise of the Warrants in full) are held by Wynnchurch Canada and Wynnchurch US, Wynnchurch Canada and Wynnchurch US shall have the right to cause the Board to be increased to up to 9 members from its present 7 members and to designate up to two additional members to fill those newly created directorships (for a total of up to four (4) members) for appointment to the Board, exercisable through written notice delivered to the Issuer. Pursuant to the Purchase Agreement, Wynnchurch US and Wynnchurch Canada have certain pre-emptive rights in the event that the issuer should issue new securities.

     Under the terms of the Purchase Agreement, the Issuer is bound by certain negative and affirmative covenants and will remain bound by certain of the covenants as long as $1,000,000 aggregate principal of the Notes remains outstanding.

     Consistent with such reporting requirements and rights, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects. The Reporting Persons acquired the Notes, Warrants and Contingent Warrants reported herein, in connection with the Purchase Agreement, for investment purposes.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire, subject to transfer restrictions contained in the Purchase Agreement or imposed by law.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Each of the calculations in this Item 5 is based on 32,409,904 shares of common stock outstanding, computed by adding the 17,409,904 Shares outstanding as of November 5, 2001, as reported in the Issuer's most recent 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined). Each of the calculations in this Item assumes the exercise of the Warrants held by Wynnchurch US and Wynnchurch Canada into 10,000,000 Shares (which Warrants are currently exercisable or exercisable within sixty days of the date hereof), the full conversion of the Notes held by Wynnchurch US and Wynnchurch Canada into 4,000,000 Shares, and the exercise of the Contingent Warrants held by Wynnchurch US and Wynnchurch Canada into 1,000,000 Shares (which Contingent Warrants are not currently exercisable, but may become exercisable within sixty days of the date hereof upon the occurrence of a Major Transaction as described herein within such period). Statements regarding power to vote and dispose of the Shares assume that the Warrants and Contingent Warrants have been exercised and the Notes converted.

     (a)

     Wynnchurch US
     -------------

     The aggregate number of Shares that Wynnchurch US may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 15,000,000, including the Shares beneficially owned by Wynnchurch Canada, which constitutes approximately 46.3% of the outstanding Shares.

     US GP
     -----

     As the sole general partner of Wynnchurch US, US GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,000,000 Shares, which constitutes approximately 46.3% of the outstanding Shares. US GP disclaims beneficial ownership of all such Shares.

     US Management
     -------------

     As the sole general partner of US GP, US Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,000,000 Shares, which constitutes approximately 46.3% of the outstanding Shares. US Management disclaims beneficial ownership of all such Shares.

     Wynnchurch Canada
     -----------------

     The aggregate number of Shares that Wynnchurch Canada may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 15,000,000 Shares, including the Shares beneficially owned by Wynnchurch US, which constitutes approximately 46.3% of the outstanding Shares.

     Canada GP
     ---------

     As the sole general partner of Wynnchurch Canada, Canada GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,000,000 Shares, which constitutes approximately 46.3% of the outstanding Shares. Canada GP disclaims beneficial ownership of all such Shares.

     Canada Management
     -----------------

     As the sole general partner of Canada GP, Canada Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,000,000 Shares, which constitutes approximately 46.3% of the outstanding Shares. Canada Management disclaims beneficial ownership of all such Shares.

     (b)

     Wynnchurch US
     -------------

     Acting through its sole general partner, Wynnchurch US has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,380,312 Shares.

     US GP
     -----

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch US, US GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,380,312 Shares.

     US Management
     -------------

     As the general partner of US GP, which is the general partner of Wynnchurch US, US Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,380,312 Shares.

     Wynnchurch Canada
     -----------------

     Acting through its sole general partner, Wynnchurch Canada has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,619,688 Shares.

     Canada GP
     ---------

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch Canada, Canada GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,619,688 Shares.

     Canada Management
     -----------------

     As the general partner of Canada GP, which is the general partner of Wynnchurch Canada, Canada Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,619,688 Shares.

     (c)  To the best of the knowledge of each of the Reporting
Persons, except as described herein, none of the persons named in response to paragraph (a) has effected any transaction in Shares during the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------

     Except as set forth herein or in the Exhibits filed herewith and incorporated herein by reference, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Shares of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares of the Issuer.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          Exhibit A      Statement made pursuant to Rule 13d-
                         1(k)(1)(iii) of Regulation 13D-G of the
                         General Rules and Regulations under the
                         Securities Exchange Act of 1934, as
                         amended.

          Exhibit B      Securities Purchase Agreement dated
                         January 31, 2002, between Issuer,
                         Wynnchurch US and Wynnchurch Canada.

          Exhibit C      Senior Subordinated Note dated January
                         31, 2002, in the principal amount of
                         $4,920,208 to the order of Wynnchurch
                         US.

          Exhibit D      Senior Subordinated Note dated January
                         31, 2002, in the principal amount of
                         $5,079,792 to the order of Wynnchurch
                         Canada.

          Exhibit E      Warrant to purchase 4,920,208 Shares
                         issued to Wynnchurch US.

          Exhibit F      Warrant to purchase 5,079,792 Shares
                         issued to Wynnchurch Canada.

          Exhibit G      Contingent Warrant to purchase 492,021
                         Shares issued to Wynnchurch US.

          Exhibit H      Contingent Warrant to purchase 507,979
                         Shares issued to Wynnchurch Canada.

          Exhibit I      Registration Rights Agreement dated
                         January 31, 2002 by and among Issuer,
                         Wynnchurch US and Wynnchurch Canada.

          Exhibit J      Power of Attorney for Wynnchurch US, US
                         GP and US Management

          Exhibit K      Power of Attorney for Wynnchurch Canada,
                         Canada GP, and Canada Management

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 8, 2002
                              WYNNCHURCH CAPITAL PARTNERS, L.P.


                              By:  Wynnchurch Partners, L.P., its
                                   general partner

                                   By:  Wynnchurch Management,
                                        Inc., its general partner


                                   By:  /s/ John A. Hatherly*
                                        --------------------
                                   Name:John A. Hatherly
                                   Its: President


                              WYNNCHURCH CAPITAL PARTNERS CANADA,
                              L.P.


                              By:  Wynnchurch Partners Canada,
                                   L.P., its general partner

                                   By:  Wynnchurch GP Canada,
                                        Inc., its general partner

                                   By:  /s/ John A. Hatherly*
                                        --------------------
                                   Name:John A. Hatherly
                                   Its: President

                              WYNNCHURCH PARTNERS, L.P.

                              By:  Wynnchurch Management, Inc.,
                                   its general partner

                              By:  /s/ John A. Hatherly*
                                   --------------------
                              Name:John A. Hatherly
                              Its: President

                              WYNNCHURCH MANAGEMENT, INC.

                              By:  /s/ John A. Hatherly*
                                   --------------------
                              Name:John A. Hatherly
                              Its: President

                              WYNNCHURCH PARTNERS CANADA, L.P.

                              By:  Wynnchurch GP Canada, Inc.,
                                   its general partner

                              By:  /s/ John A. Hatherly*
                                   --------------------
                              Name:John A. Hatherly
                              Its: President

                              WYNNCHURCH GP CANADA, INC.

                              By:  /s/ John A. Hatherly*
                                   --------------------
                              Name:John A. Hatherly
                              Its: President


*By: /s/ Barry L. Fischer
     --------------------
     Attorney-in-Fact

                          EXHIBIT INDEX
                                                    Exhibit
                                                    -------
                                                    Page  No.
                                                    --------

Exhibit A      Statement made pursuant to Rule 13d-
               1(k)(1)(iii) of Regulation 13D-G of
               the General Rules and Regulations
               under the Securities Exchange Act of
               1934, as amended.                        1

Exhibit B      Securities Purchase Agreement dated
               January 31, 2002, between
               Issuer,Wynnchurch US and Wynnchurch
               Canada.                                  3

Exhibit C      Senior Subordinated Note dated
               January 31, 2002, in the principal
               amount of $4,920,208 to the order of
               Wynnchurch US.                           41

Exhibit D      Senior Subordinated Note dated
               January 31, 2002, in the principal
               amount of $5,079,792 to the order of
               Wynnchurch Canada.                       62

Exhibit E      Warrant to purchase 4,920,208 Shares
               issued to Wynnchurch US.                 83

Exhibit F      Warrant to purchase 5,079,792 Shares
               issued to Wynnchurch Canada.             99

Exhibit G      Contingent Warrant to purchase
               492,021 Shares issued to Wynnchurch
               US.                                      115

Exhibit H      Contingent Warrant to purchase
               507,979 Shares issued to Wynnchurch
               Canada.                                  131

Exhibit I      Registration Rights Agreement dated
               January 31, 2002 by and among
               Issuer, Wynnchurch US and Wynnchurch
               Canada.                                  147

Exhibit J      Power of Attorney for Wynnchurch US,
               US GP, and US Management                 163

Exhibit K      Power of Attorney for Wynnchurch
               Canada, Canada GP, and Canada
               Management                               164